Exhibit 99.3

Email to partners and suppliers sent at 1:00 PM CEST on May 28, 2024

Dear Partners and Collaborators,

I am writing to inform you that this morning Asahi Kasei, a leading Japanese pharmaceutical company and conglomerate, has announced a cash offer to acquire Calliditas Therapeutics AB, and that the Board has unanimously recommended that shareholders accept this offer. This offer represents a significant premium to yesterday’s closing share price, and as such, it is believed to be highly attractive to shareholders. The company’s largest shareholders have undertaken to accept the offer on customary terms.

Given Asahi Kasei’s announcement, and assuming the offer will be completed, this is an exciting moment for the company as it enables us to continue our journey, taking our products in rare diseases to the patients that need them around the world, but now with additional resources and as part of a larger entity.

Asahi Kasei is a global $20bn revenue conglomerate that provides innovative, science-based solutions to a diverse range of markets in the Material, Homes, and Health Care business sectors. The decision to announce an offer for Calliditas is focused on the ambition to build a global nephrology and rare disease franchise.  They have been impressed by our commercial franchise, our pipeline and the potential that TARPEYO offers in treating IgAN patients.  We are highly complementary to their existing geographic and therapeutic areas, and their track record in post transaction integration makes them an excellent partner for us.

Subject to regulatory approvals and the acceptance by shareholders owning > 90% of our shares, the transaction is expected to close in Q3.  In the meantime it is business as usual and we invite you to contact us directly with any questions that you might have regarding the process. I will contact you shortly to arrange a call to provide any additional details and answer any question you might have.

Yours sincerely,

Renée Aguiar-Lucander, CEO